UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

LIBERATED SOLUTIONS, INC.

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-55177

Nevada	27-4715504
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

17701 E 36th Street CTS, Independence, MO 64055

(Address of principal executive offices)

Tel: (845) 610-3817

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: August 21, 2019

Liberated Solutions, Inc.

17701 E 36th Street CTS, Independence, MO 64055

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF LIBERATED SOLUTIONS, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14F-1

INTRODUCTION

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. Unless the context otherwise requires, references throughout this Information Statement to “the Company,” “we,” “our” and “us” refer to Liberated Solutions, Inc.

This Information Statement is being mailed on or about August 21, 2019 to the holders of record at the close of business on August 19, 2019 (the “Record Date”) of outstanding shares of common stock, $0.001 par value per share (the “Common Stock”), of the Company, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in a majority of the members of our Board of Directors (the “Board”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 requires the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described below will not occur until at least 10 days following the mailing of this Information Statement.

On August 15, 2019 (the “Effective Date”), a director and officer of our Company, Brian Conway, entered into a Stock Purchase Agreement with Broken Circuit Technologies, Inc. (“Broken Circuit”) (the “Purchase Agreement”). Under the Purchase Agreement, Broken Circuit agreed to purchase from Mr. Conway, and Mr. Conway agreed to sell 750,000 shares of Series X Convertible Preferred Stock, par value $0.001 per share of the Company (“Series X Preferred Stock”) in two closings – a “First Closing” and a “Second Closing”. The First Closing occurred on the Effective Date, and Broken Circuit purchased 500,000 shares of Series X Preferred Stock from Mr. Conway for a cash purchase of $50,000. The Second Closing will occur upon the satisfaction of the conditions of the Purchase Agreement, certain of which require that (i) we expand the size of the Board by two (2) persons pursuant to our bylaws, (ii) all of our current officers and directors resign from the Board and from all positions as officers of the Company effective upon the Second Closing, and (iii) individuals designated by Broken Circuit, Clifford Rhee and Edward Carter, be appointed to fill the vacancies on the Board at the Second Closing such that the Board will be comprised solely of Clifford Rhee and Edward Carter. At the Second Closing, Mr. Conway shall sell and Broken Circuit shall purchase the remaining 250,000 shares of Series X Preferred Stock for a cash purchase of $25,000. We expect that the Second Closing will occur approximately 10 days after this Information Statement is filed and disseminated. A complete description of the rights and preferences of the Series X Preferred Stock is contained in our Current Report on Form 8-K filed on August 20, 2019.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF DIRECTOR DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

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CHANGES TO THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

In connection with the Second Closing, and as a condition thereto, the following actions relating to our Board and executive officers, all of which would be effective upon the Second Closing, will be taken:

●	our current Board will increase the size of the Board by two (2) persons pursuant to our bylaws;
●	our current Board will appoint two individuals identified by Broken Circuit, Clifford Rhee and Edward Carter, to fill the two newly created director positions (the “New Directors”); and
●	all officers and Board members other than the New Directors will resign from the Board.

As a result, we expect that our Board and all officer positions will be comprised solely of the New Directors following the Second Closing.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

VOTING SECURITIES

Our authorized capital stock consists of 6,000,000 shares of Common Stock, of which approximately 3,480,746,840 shares were outstanding as of the Record Date, 10,000,000 shares of preferred stock, par value $0.001 per share, of which 1,000,000 shares have been designated as Series X Preferred Stock and of which 500,000 shares were issued and outstanding on the Record Date. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders. Shares of Series X Preferred Stock entitle their holders to vote on an as converted basis with the shares of Common Stock, and voting with the Common Stock as one class, assuming that such shares of Series X Preferred Stock had been converted into shares of Common Stock immediately prior to the record date for such vote. A complete description of the rights and preferences of the Series X Preferred Stock is contained in our Current Report on Form 8-K filed on August 20, 2019. Unless otherwise indicated, the address for each executive officer, director and stockholder listed is: c/o Liberated Solutions, Inc. 17701 E 36th Street CTS, Independence, MO 64055.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information on the beneficial ownership of our voting securities as of the Record Date based on the current beneficial ownership of our voting securities by the individuals who are our executive officers and directors and greater than 5% stockholders before and after the Second Closing. Beneficial ownership is determined according to rules of the SEC governing the determination of beneficial ownership of securities. A person is deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days.

Beneficial Ownership Immediately Before the Second Closing:

Name and Address	Number of Common Shares Held	Percentage of Common Stock	Number of Preferred Shares Held (2)	Percentage of Preferred Shares (2)
Brian Conway, 17701 E 36th Street CTS, Independence, MO (1)	1,429	0	500,000	50%
Jay Silverman, 17701 E 36th Street CTS, Independence, MO (1)	714	0	0	0%
Broken Circuit Technologies, Inc. 5430 LBJ Freeway Suite 1200, Dallas, TX 75240 (3)	0	0	500,000	50%
All directors and officers as a group	2,143	0	50%	100%

(1)	Denotes Officer or Director
(2)

The Company has 10,000,000 shares of preferred stock authorized. However, the Series X Preferred Stock is the only preferred stock of the Company currently issued and outstanding. As such, the values in this column only represent shares of Series X Preferred Stock. All 1,000,000 shares of Series X Preferred Stock are convertible into a number of shares of Common Stock constituting 97% of the issued and outstanding shares of Common Stock following such conversion.

(3)	Pursuant to the Purchase Agreement, Broken Circuit Technologies, Inc. received 500,000 shares of Series X Preferred Stock at the First Closing of the Purchase Agreement on August 15, 2019, and will receive 250,000 upon the Second Closing. Edward Carter and Clifford Rhee each own 49.5% of Broken Circuit Technologies, Inc, and therefore their respective ownership interests in the 500,000 shares of Series X Preferred Stock held by Broken Circuit is 247,500 shares each, or 24.75% each. As such, each of Mr. Carter and Mr. Rhee are 5% holders of the Series X Preferred Stock.

Beneficial Ownership Immediately After the Second Closing:

Name and Address	Number of Common Shares Held	Percentage of Common Stock	Number of Preferred Shares Held (2)	Percentage of Preferred Shares (2)
Brian Conway, 17701 E 36th Street CTS, Independence, MO	1,429	0	250,000	25%
Edward Carter., 17701 E 36th Street CTS, Independence, MO (1)	0	0	371,250	37.125%
Clifford Rhee, 17701 E 36th Street CTS, Independence, MO (1)	0	0	371,250	37.125%
All directors and officers as a group	0	0	992,500	99.25%

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(1)	Denotes Officer or Director
(2)

The Company has 10,000,000 shares of preferred stock authorized. However, the Series X Preferred Stock is the only preferred stock of the Company currently issued and outstanding. As such, the values in this column only represent shares of Series X Preferred Stock. All 1,000,000 shares of Series X Preferred Stock are convertible into a number of shares of Common Stock constituting 97% of the issued and outstanding shares of Common Stock following such conversion.

(3)	Pursuant to the Purchase Agreement, Broken Circuit Technologies, Inc. will receive 750,000 shares of Series X Preferred Stock. Edward Carter and Clifford Rhee each own 49.5% of Broken Circuit Technologies, Inc. Broken Circuit. As such, each is considered a beneficial owner of the 750,000 shares of Series X Preferred Stock held by Broken Circuit Technologies, and their relative ownership interests in that 750,000 are shown in the table above.

Directors and Executive Officers prior to the Second Closing

The following paragraphs provide information as of the date of this report about each of our current directors and executive officers. There are no family relationships between any of the directors and executive officers listed. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected an executive officer.

Name	Age	Position with Liberated	Year First Became a Director
Brian Conway (1)	48	Chief Executive Officer, Chief Financial Officer and Director	2014
Jay Silverstein (2)	66	Director	2014

(1) Chief Executive Officer, Chief Financial Officer and Director effective October 1, 2014, Mr. Conway was paid $13,400 per month as a consultant.

(2) Director as of October 1, 2014.

The biographies of the above-identified individuals are set forth below:

Brian P. Conway, the Chief Executive Officer, Chief Financial Officer, and Chairman of the Board brings 20 years of proven success in marketing and business development for both private and publicly traded companies. Starting off in database management and sales for Venture Direct on Madison Avenue, he crossed over to Wall Street first as a co-founder of Waypoint Capital Partners. During this time, he has overseen national sales, marketing, business and product development, national account customers, and new business relations with international and US companies while creating awareness for public companies with many of the nation’s top public relations firms. Mr. Conway has been involved with The Go Eco Group for the past year and is responsible for its current joint ventures and for bringing its flagship product the Guard Lite to the marketplace. His relationships with investment bankers, non-dilutive financing, and public relations will be instrumental in moving The Go Eco Group forward in the upcoming months.

Jay Silverman, our Director, has more than 35 years of experience in the professional services industry. The positions that he has held included Mid-Continent Operations Manager of a worldwide seismic service company, Vice President of Operations for a privately held environmental drilling service company, then Vice President of Field Operations for a NYSE listed oil service firm where he founded a new wholly owned subsidiary, the first onshore 3D seismic data acquisition company in the world, which he eventually took public in a successful IPO as its President, CEO, and Director. Mr. Silverman also co-founded iSafe Imaging in 2002, a paper to digital knowledge preservation and information management company for which he was CEO until it was sold in 2010.

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Directors and Executive Officers after the Second Closing

The following paragraphs provide information as of the date of this report about each of our directors and executive officers after the Second Closing. There are no family relationships between any of the directors and executive officers listed below.

Name	Age	Positions
Clifford Rhee	51	Director
Edward Carter	62	Chief Executive Officer and Director

Both Clifford Rhee and Edward Carter were named as Directors of the Company pursuant to the Purchase Agreement. The biographies of these individuals are set forth below:

Clifford Rhee will become a Director of our Company in connection with the Second Closing of the Purchase Agreement. From July 2005, Mr. Rhee has been the President and Chief Executive Officer of Ngen Technologies USA Corp., a technology company that invents, designs and develops innovative technologies and owns or licenses over 30 patents. From February 2010 to June 2015 Mr. Rhee served as President and CEO, principle engineer and a director CTX Virtual Technologies, Inc. (“CTX”). From 1986 to 2009, Mr. Rhee held executive positions with several multi-national corporations whereby he was responsible for strategic business initiatives including mergers and acquisitions, turnarounds and growth. Mr. Rhee served as an independent director to Vermeer Korea (Construction equipment), Samsung Group (Industrial Products) and Oncidium Health Group (Medical services). Mr. Rhee is a graduate from McGill University in Mechanical Engineering and Certified Management Accounting program (C.M.A.) and is a registered professional engineer.

Edward Carter will become a Director and our Chief Executive Officer in connection with the Second Closing of the Purchase Agreement. In January 2015, Mr. Carter was a founding partner of Ngen Technologies USA Corp, and currently serves as a member of their BOD and Secretary. Mr. Carter’s experience for over 30 years has been focused in the public markets which includes all aspects of public company related issues with regards to SEC filings, mergers, acquisitions and corporate communications. Over the past 10 years he served as Director of Investor Relations for several small public companies.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We are currently quoted on the OTC (the “OTC”) under the symbol “LIBE”. The OTC does not have any requirements for establishing any committees. For this reason, we have not established any committees. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board.

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

Director Independence

Our Board has determined that we do not have a board member that qualifies as “independent” as the term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules.

The OTC Pink Sheets does not maintain any standards regarding the “independence” of the directors for our Board, and we are not otherwise subject to the requirements of any national securities exchange or an inter-dealer quotation system with respect to the need to have a majority of our directors be independent.

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Director Nominations

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the Board.

Board Oversight

Our management is responsible for managing risk and bringing the most material risks facing the Company to the Board’s attention. Because we do not yet have separately designated committees, the entire Board has oversight responsibility for the processes established to report and monitor material risks applicable to the Company relating to (1) the integrity of the Company’s financial statements and the review and approval of the performance of the Company’s internal audit function and independent accountants, (2) succession planning and risks related to the attraction and retention of talent and to the design of compensation programs and arrangements, and (3) monitoring the design and administration of the Company’s compensation programs to ensure that they incentivize strong individual and group performance and include appropriate safeguards to avoid unintended or excessive risk taking by Company employees.

Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our Board members, as well as a particular nominee’s contributions to that mix. Although there are many other factors, the Board seeks individuals with industry knowledge and experience, senior executive business experience, and legal and accounting skills.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors, and persons who own more than 10 percent of a registered class of our equity securities, to file reports of ownership and changes in ownership of such securities with the SEC. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on review of the copies of Forms 3 and 4 and amendments thereto furnished to us during the fiscal year ended September 30, 2018 and Forms 5 and amendments thereto furnished to us with respect to such fiscal year, or written representations that no Forms 5 were required, we believe all required forms have been filed by our officers, directors and greater than ten percent beneficial owners.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the cash and non-cash compensation for the 2017 and 2018 fiscal years awarded to or earned by: (i) each individual who served as the principal executive officer of the Company during the 2018 fiscal year; and (ii) the two most highly compensated executive officers of the Company who were serving as executive officers at the end of the 2018 fiscal year and who received more than $100,000 in the form of salary and bonus during such fiscal year. These individuals are referred to as our “named executives.”

	Annual compensation			Long-term compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other annual compen- sation ($)	Restricted stock award(s) ($)	Securities underlying options/ SARs (#)	LTIP payouts ($)	All other compen- sation ($) (1)	Total Compen- sation
Brian Conway	2018	147,900	—	—	—	—	—	—	147,900
Executive Officer (1)	2017	111,500	—	—	—	—	—	—	111,500

Jay Silverman,	2018	—	—	—	—	—	—	—	—
Director (2)	2017	—	—	—	—	—	—	—	—

(1) Chief Executive Officer, Chief Financial Officer and Director effective October 1, 2014, Mr. Conway is to be paid $111,500 in 2017 as a consultant and received 12,000,000 shares of common stock and 10,000,000 preferred shares in 2016.

(2) Director as of October 1, 2014

Employment Agreements and Change-in-Control Provisions

In October 2014, we entered into an employment agreement with Brian Conway for his services as CEO of the Company. This agreement has no specified term. Mr. Conway’s employment is on an “at-will” basis which allows the Company to terminate his employment at any time. This employment agreement established key employment terms (including base salary, expense reimbursements and other benefits), provides for severance benefits in certain situations, and contains confidentiality and intellectual property rights covenants. The agreement also contains customary provisions prohibiting Mr. Conway from competing with our Company during the term of his employment. In addition, the employment agreement contains a change-in-control provision that states that the agreement will be binding upon and inure to the benefit of the Company’s successors and assigns in the event of an acquisition, merger or transfer of substantially all of the Company’s assets.

If Mr. Conway’s employment is terminated by us without “cause”, then Mr. Conway will be entitled to continue to receive his base salary, bonus and benefits (including car allowance, health care and life insurance as applicable) for a period of six (6) months thereafter in the form of a severance payment. Pursuant to the Purchase Agreement, Mr. Conway has agreed to resign from all positions with the Company, which would have the effect of terminating his employment agreement without triggering his right to receive severance payments under his employment agreement.

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Compensation Agreements

We have no compensation arrangements (such as fees for retainer, committee service, service as chairman of the board or a committee, and meeting attendance) with directors for their services as directors.

Director Compensation

Members of our Board do not normally receive cash compensation for their services as directors, although some directors are reimbursed for reasonable expenses incurred in attending Board or committee meetings. All corporate actions are conducted by unanimous written consent of the Board.

Stock Option Plan

The Company has no outstanding stock options.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

On August 15, 2019, a director of our Company, Brian Conway, entered into a Stock Purchase Agreement with Broken Circuit pursuant to which Broken Circuit agreed to purchase from Mr. Conway, and Mr. Conway agreed to sell 750,000 shares of Series X Preferred Stock for a purchase price of $75,000. Pursuant to the Purchase Agreement, Clifford Rhee and Edward Carter are be appointed to the Board as directors upon the Second Closing of the Purchase Agreement. As such, they are currently considered proposed directors of the Company.

Other than in the aforementioned Purchase Agreement and in any reports filed by us with the SEC, there have been no related party transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets (including with current or proposed directors, officers and beneficial owners of more than 10% of the Company’s outstanding shares), or any other transactions or relationships required to be disclosed pursuant to Item 404 Regulation S-K. The Company is currently not a subsidiary of any company.

LEGAL PROCEEDINGS

To the Company’s best knowledge, there are no pending legal proceedings to which the Company is a party or of which any of its property is the subject.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act, and in accordance with the Exchange Act, the Company files reports, documents and other information with the SEC. These reports and other information filed with the SEC by the Company may be inspected and are available for copying at the public reference facilities maintained by the SEC at 100 F Street, N.E. Washington, D.C. 20549. Copies may be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. The SEC also maintains an internet website that contains periodic and other reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

The Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K can be accessed through the SEC website.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Liberated Solutions, Inc.

	By:	/s/ Brian Conway
	Name:	Brian Conway
	Title:	Chief Executive Officer

Dated: August 21, 2019

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